United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 2, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

December 1, 2017 - December 31, 2017

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transaction in Shares	December 5, 2017
PDMR transaction in Shares	December 7, 2017
Notification of major interest in shares	December 11, 2017
PDMR transaction in Shares	December 15, 2017
PDMR transaction in Shares PDMR transaction in Shares	December 21, 2017
PDMR transaction in Shares	January 2, 2018
Total Voting Rights at August 31, 2017	January 2, 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them
This notification is made under article 10.1 of the Market Abuse Regulation (MAR) and relates to the vesting of an award granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (“2010 Plan”) on behalf of a person discharging managerial responsibilities. This announcement is made in accordance with article 19.3 of MAR.

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2.	Reason for notification
a)	Position / status	Chief Human Resources Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 4,883 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 4,883 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,883

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 4,883 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 December 2017
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2,295 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 4,883 RSUs on 1 December 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.52	2,295

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 2,295 Ordinary Shares Aggregated Price: USD $39.52 per share
e)	Date of the transaction	4 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 8,280 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 8,280 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,280

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8,280 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 December 2017

f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2,765 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 8,280 RSUs on 1 December 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.52	2,765

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 2,295 Ordinary Shares Aggregated Price: USD 2,765 $39.52 per share
e)	Date of the transaction	4 December 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	L Phillip Humann
2.	Reason for notification
a)	Position / status	Independent non-executive director
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 304.5235 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD 39.5247	304.5235

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 304.5235 Ordinary Shares Aggregated Price: USD $39.5247 per share
e)	Date of the transaction	4 December 2017
f)	Place of the transaction	New York Stock Exchange

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]
1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Coca-Cola European Partners plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	The Capital Group Companies, Inc. (“CGC”)

City and country of registered office (if applicable)				Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:				7 December 2017
6. Date on which issuer notified (DD/MM/YYYY):				8 December 2017
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)		% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.0266%		0.0000%	5.0266%	484,570,056
Position of previous notification (if applicable)	4.9549%		0.0000%	4.9549%
8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
	Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
	Ordinary Shares (ISIN: GB00BDCPN049)		24,357,484		5.0266%
	SUBTOTAL 8. A	24,357,484		5.0266%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
	Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
SUBTOTAL 8.B.2
9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	5.0266%	0.0000%	5.0266%
Capital International Limited[1]
Capital Research and Management Company[2]	5.0241%	0.0000%	5.0241%
[1]Indirect subsidiaries of Capital Research and Management Company. [2]Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

CGC is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII management companies primarily serve as investment managers to institutional clients.
Neither CGC nor any of its affiliates own shares of Coca-Cola European Partners plc for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	8 December 2017

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.595192 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.2284	4.688348
		USD $0.00	3.906844

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.595192 Ordinary Shares Aggregated Price: USD $21.397590 per share
e)	Date of the transaction	14 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.595192 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.2284	4.688348
		USD $0.00	3.906844

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.595192 Ordinary Shares Aggregated Price: USD $21.397590 per share
e)	Date of the transaction	14 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.595192 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.2284	4.688348
		USD $0.00	3.906844

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.595192 Ordinary Shares Aggregated Price: USD $21.397590 per share
e)	Date of the transaction	14 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.595192 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.2284	4.688348
		USD $0.00	3.906844

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.595192 Ordinary Shares Aggregated Price: USD $21.397590 per share
e)	Date of the transaction	14 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.595192 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.2284	4.688348
		USD $0.00	3.906844

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.595192 Ordinary Shares Aggregated Price: USD $21.397590 per share
e)	Date of the transaction	14 December 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Transfer of 36,615 Ordinary shares into a brokerage account in the joint names of Ronald J Lewis & Leanne M Lewis for nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	36,615

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 36,615 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	20 December 2017
f)	Place of the transaction	Outside any stock exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1.502633 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.26	1.502633

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1.502633 Ordinary Shares Aggregated Price: USD $39.26 per share
e)	Date of the transaction	28 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.68123 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.26	3.68123

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3.68123 Ordinary Shares Aggregated Price: USD $39.26 per share
e)	Date of the transaction	28 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.476832 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.26	0.476832

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.476832 Ordinary Shares Aggregated Price: USD $39.26 per share
e)	Date of the transaction	28 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.10942 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.26	6.10942

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6.10942 Ordinary Shares Aggregated Price: USD $39.26 per share
e)	Date of the transaction	28 December 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.139527 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.26	0.139527

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.139527 Ordinary Shares Aggregated Price: USD $39.26 per share
e)	Date of the transaction	28 December 2017
f)	Place of the transaction	New York Stock Exchange

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 December 2017, Coca-Cola European Partners plc had 484,586,428 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,586,428 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: January 2, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary